Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-170314-01

October 10, 2012

BNP Paribas Quantitative Strategies LLC Launches New Take On the S&P GSCI®	John Catizone, Managing Director, BNP Paribas

It’s no secret that the underlying investments of an index play a critical role to Exchange Traded Fund (“ETF”) performance. As billions of dollars are invested in commodity ETFs, investors look to indices that offer benchmarks in investment performance. The S&P GSCI, an index designed as a benchmark for investment in the commodity market that aims to reflect the return of an investment in a world-production-weighted portfolio comprising the principle physical commodities that are subject to active, liquid futures markets, is one of the most recognizable and widely tracked commodity indexes, with more than $80 billion benchmarked against it. However, with energy futures contracts at times in contango, where the prices of futures contracts are lower for contracts with shorter-term expirations than for contracts with longer-term expirations, some investors have expressed concern about the total performance of this energy-laden index.

In June 2012, BNP Paribas entered the ETF market with its response to investors’ concerns. The recently launched STREAM S&P Dynamic Roll Global Commodities Fund (BNPC) tracks the S&P GSCI® Dynamic Roll Index, which has the same commodities as the traditional GSCI, but uses an algorithm that aims to avoid contango and capture backwardation, where the prices of futures contracts are higher for contracts with shorter-term expirations than for contracts with longer-term expirations, when selecting contracts for each commodity in the index. IndexUniverse’s Global Head of Editorial, Matt Hougan, recently spoke with BNP Paribas Securities Corp.’s John Catizone about the new ETF and why it might be a smarter take on the GSCI … and indeed, he believes, one of the smartest overall approaches to owning commodities.

The opinions expressed herein are those of John Catizone as of Sept. 6, 2012 and may not reflect his views on the date of publication or any time thereafter. Such opinions do not necessarily state or reflect the official policy, position or opinion of BNP Paribas. These views are intended to assist with understanding commodities index investments. None of the information presented should be construed as investment advice. The data contained herein has been obtained from financial reporting services, periodicals and other sources believed to be reliable, but its accuracy cannot be guaranteed.

Prospective investors in BNPC are advised to make an investment decision only after carefully considering the risks associated with investing in such funds, as detailed in the relevant offering memorandum or similar document that is prepared by or on behalf of the issuer of BNPC. For certain risk considerations, please see below.

Matt Hougan, Global Head of Editorial, IndexUniverse: How does the BNPC Stream ETF work?

John Catizone, BNP Paribas Securities Corp. (Catizone): BNPC aims to track the S&P GSCI Dynamic Roll Index. The index uses the same constituents as the benchmark S&P GSCI Index, as well as the same starting weights. But instead of using only front-month futures contracts, the S&P GSCI Dynamic Roll Index looks at the shape of the curve for all 24 commodities in the GSCI and allocates into the specific contracts for each commodity that imply the least contango or the most backwardation.

BNPC’s goal is to track the index and thereby avoid negative roll yield,

or explained another way, losses potentially incurred when rolling long futures contracts in contangoed markets that might exist (and, frankly, has existed for most of the past 15 years) at the front of the curve.

I believe BNPC is priced competitively, charging 0.65% in management fees.

IndexUniverse: What impact has that negative roll yield had on commodity indices?

Catizone: Over the past 15 years through July 2012, the spot prices (the prices of the front-month futures contracts) for the actual commodities in the S&P GSCI index are up 230%, but the front-month version of the index is down about 4%. This disparity is primarily due to the negative roll yield associated with indices tracking front-month-based futures contracts.

The first generation of commodity indices were designed as benchmarks and as simple ways to gain access to the asset class. But the market has evolved. Many investors that I have spoken to now recognize that there are potentially higher returns available if you are willing to take some risk against a traditional benchmark. By moving out the curve, you can dampen the impact of contango while retaining exposure to the commodity in question. The correlation between the front and back end of the curve is actually very high, but the rolling cost on the front end of the curve can also be very high.

IndexUniverse: But why the GSCI? Isn’t it too energy-heavy for most investors?

Catizone: I actually think the energy weight is a plus.

One of the reasons I think the S&P GSCI serves as a solid starting point for investors is that it offers a diversified basket of 24 commodities, while highlighting some attributes that are very positive for the asset class. Specifically, I mean high correlation to inflation and particularly unexpected inflation.

Various studies have indicated the more energy-heavy your commodity index is, the more correlated it is with unexpected inflation. With a two-thirds energy weighting, the S&P GSCI accomplishes that. I think that’s very important to investors.

At the same time, the S&P GSCI still has enough diversification into other commodities to take advantage of changes in other markets, including industrial metals, soft commodities, etc.

IndexUniverse: The Dynamic Roll Index was developed to beat contango and enhance roll yield. Why is that so important for investors?

Catizone: Negative roll yield is very bad for you as an investor. When you experience negative roll yield, it has a direct, negative impact on your overall performance. When the commodities curve is in contango, you are always buying out-month contracts priced higher than near-term contracts. The problem is, over time, you end up owning less and less of the commodity. So even if spot prices do nothing at all, your excess return is negative. Investors who are exposed to an index with negative roll yield really need to know what they’re getting into, as the returns from an index-linked investment can differ dramatically from the spot returns.

IndexUniverse: Give me an example.

Catizone: A classic example is WTI crude oil.* For the five years ending June 2012, spot crude is up 20.2%. But over that same stretch, the S&P GSCI Crude Oil ER Index—an index that tracks the front-month WTI Crude Oil futures contract—is actually down 45.56%. That’s dramatic. You could have made the right decision on the direction of oil … but would have lost money mainly because of contango. This same dynamic ports directly over into any broad-based front-month-based commodity index.

IndexUniverse: In our own research, we saw that the Dynamic Roll Index has performed well as a “contango-fighter” over recent periods. How do you explain that?

Catizone: It comes down to how the index works. The algorithm that chooses contracts in the Dynamic Roll Index looks at the shape of the futures curve on the third business day of each month for all 24 commodities in the GSCI. Using an eligible list of contracts, it determines where to invest on the curve to avoid negative roll yield or capture positive roll yield. It does that by conducting an analysis of the futures contracts to determine what the roll will be between one contract and the next.

In WTI crude oil, for instance, there are 11 contracts eligible for the allocation. They go out on the curve as far as four years. The algorithm considers the first six to seven consecutive contracts, and then generally the June and December contracts dating out a few years. The list is generated by Standard & Poor’s based upon the historical open interest to ensure the contracts are sufficiently liquid to support a scalable investment. The Dynamic Roll Index looks at the shape of the curve on a monthly basis and finds the contract where there is either the most amount of backwardation or the least amount of contango. Right now, in WTI, there is contango at the front end of the futures curve and backwardation at the back end of the curve, so the Dynamic Roll Index is allocated in the December 2013 contract. The strategy has worked out well year-to-date.

IndexUniverse: Does the Dynamic Roll Index methodology require holding contracts to expiration? Or can you trade in and out over time?

Catizone: The Dynamic Roll Index does not hold contracts to expiration and evaluates curve shape on a monthly basis, which gives it the ability to react to changes in the market. I think that’s another notable distinction between the Dynamic Roll Index and other contango-fighting indices and products. The index that underlies DBC—the Deutsche Bank Liquid Commodity Optimum Yield Diversified Excess Return Index, a rules-based index comprising futures contracts on 14 of the most heavily traded and important physical commodities in the world—for example, only looks out at a year’s worth of contracts. Moreover, whenever it buys a contract, it will hold that contract to a month prior to expiration.

When I did a performance analysis of the single-commodity (mono) indices using the GSCI Dynamic Roll Index and the same indices using the Deutsche Bank strategy, the Dynamic Roll mono-indices have generally outperformed for the period from 28 December 2001 to

30 December 2011. Essentially, the allocation algorithm along the curve has been better. If the Deutsche Bank OY and GSCI DR indices had the same weights in the same commodities, the Dynamic Roll Index would have performed better.

IndexUniverse: Is it fair to say that the Dynamic Roll Index has more discretion?

Catizone: No, there is no discretion; it’s quantitative and rules-based. All of the methodology is available on the Standard & Poor’s website, and in the prospectus. The Dynamic Roll Index is simply more reactive to changes in the curve than competing indices, and can look further out the curve for a more optimally positioned contract.

IndexUniverse: Should everyone get out of the traditional GSCI and move into the Dynamic Roll Index?

Catizone: You have to understand why you’ve invested in the product. There have been times in the past when being at the front end of the curve has outperformed being at the back of the curve. When there are major rallies, those rallies are exacerbated at the front end of the curve, not the back end of the curve. If you’re looking for short-term exposure, being at the front of the curve might be the right answer. For the long term, however, I think investors may want a strategy that has the ability to avoid contango and take advantage of backwardation.

IndexUniverse: Should every investor have a position in commodities? How should they think about their allocation?

Catizone: You should think about your commodity allocation in a way that takes into account your risk tolerance and what you’re getting in any given product.

I used the example of oil before. There are certain characteristics in certain market environments where ETPs tracking oil will perform in different ways. Many investors made the right call about the direction of spot oil prices over the past few years, but if they bought a front-month-tracking oil ETP, they didn’t get the return they expected. That doesn’t mean that ETPs like OIL are “broken products”; it just means you have to understand what you buy. Education is paramount.

If you are concerned about inflation or unexpected inflation, and you are concerned about the effects of central banks easing in the manner they have been easing recently, a commodity allocation may make sense.

One view is to try to invest in a commodity ETF that has attributes that will allow it to benefit when markets are backwardated, and avoid as much as possible any issue with contango. From that perspective, I think BNPC should have broad appeal.

IndexUniverse: Are there risk considerations investors should consider?

Catizone: Yes, as with many investment products, there are a number of important considerations, and an investment in BNPC is not suitable for all investors. Please see the Other Risk Considerations section below.

*As at 30 June, 2012, BNPC held 54 December 2013 WTI Crude Oil contracts. BNPC’s holdings are subject to change.

Other Risk Considerations:

Investors should be aware that the price of commodities and futures contracts can be volatile and are not suitable for all investors. The prices of ETF shares may be lower than the cost and underlying assets may lose value. Also, BNPC is not a ’40 Act Fund and is not subject to regulation thereunder and BNPC shares are not FDIC insured, may lose value and have no bank guarantee. The strategy of BNPC may not be successful and a wide bid-ask spread for low volume ETFs may lead to trades that are not cost effective. Diversification does not eliminate the risk of experiencing investment losses.

You cannot invest directly in an index. Shares in BNPC are not individually redeemable, can only be redeemed through Authorized Participants and only in creation units that consist of 40,000 Shares.

Past performance is not indicative of future results. Index history has certain inherent limitations and does not represent actual trading performance or the returns of BNPC. Index history does not represent trades that have actually been executed or the costs of execution and may under- or overcompensate for the impact, if any, of certain market factors, such as illiquidity. No representation is being made that BNPC will generate profits or losses similar to BNPC’s past performance or the index’s past results.

ALPS Distributors, Inc. is the distributor for the Fund. It is not affiliated with BNP Paribas Quantitative Strategies, LLC., the Commodity Pool Operator for the Fund.

The NAV of BNPC is calculated as of 4 p.m. ET. The Share Price is the midpoint of the highest bid and lowest offer as of the time BNPC’s NAV is calculated. These returns do not represent the returns an investor would receive if BNPC shares were traded at other times. The trading price of BNPC shares may be different from its NAV per Share. Please see stream.bnpparibas.com for the current indicative NAV per Share, Share Price and previous end-of-day NAV per Share.

Given the volatility of futures trading, even a small movement in market prices could cause large losses. BNPC is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in BNPC.

BNPC could be treated as a Corporation for U.S. federal income tax purposes, which may substantially reduce the value of your shares.

Each investor should carefully consider the investment objectives, risks and expenses of BNPC prior to investing. STREAM Exchange Traded Trust has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that STREAM Exchange Traded Trust has filed with the SEC, for more complete information about STREAM Exchange Traded Trust and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov, or by downloading them from the STREAM Exchange Traded Trust website http://stream.bnpparibas.com or by submitting a request to ALPS Distributors, Inc., by mail to 1290 Broadway, Suite 1100, Denver, Colorado 80203 or by calling toll-free to (855) 806-2588. ALPS Distributors, Inc. is not affiliated with IndexUniverse.

This document includes forward-looking statements that reflect current expectations about the future results, performance, prospects and opportunities of BNPC. These forward-looking statements are identified by using words such as “may,” “will,” “expect,” “intend,” “should,” “estimate” or similar expressions. These forward-looking statements are based on information currently available and are subject to a number of risks, uncertainties and other factors, both known, such as those described in the section “The Risks You Face” in the Prospectus, and unknown, that could cause the actual results, performance, prospects or opportunities of BNPC to differ materially from those expressed in, or implied by, these forward-looking statements. You should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risks, uncertainties or other factors described, as a result of new information, future events or changed circumstances or for any other reason after the date of this document.

STREAM Exchange Traded Trust has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that STREAM Exchange Traded Trust has filed with the SEC, for more complete information about STREAM Exchange Traded Trust and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov, or by downloading them from the STREAM Exchange Traded Trust website http://stream.bnpparibas.com. Alternatively, STREAM Exchange Traded Trust will arrange to send you a prospectus if you request it by calling toll free at (855) 806-2588.